UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NO. 001-07731

CUSIP NUMBER 291087203

(Check One):	☒ Form 10-K ☐ Form N-SAR	☐ Form 20-F ☐ Form N-CSR	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D

     For Period Ended: March 31, 2008

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant	Emerson Radio Corp.

Former Name if Applicable	Not applicable.

Address of Principal Executive Office (Street and Number) City, State and Zip Code	Nine Entin Road Parsippany, New Jersey 07054

Part II — RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b) The subject annual report, semi-annual report, transition report on Form10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subsequent distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     Emerson Radio Corp. (the “Company”) is unable to file its annual report on Form 10-K for the year ended March 31, 2008 (the “Form 10-K”), within the time period prescribed for such report without unreasonable effort or expense. The delay in filing is principally attributable to the Company’s need to analyze additional information in order to complete the disclosure in the Company’s financial statements and the Form 10-K.

PART IV — OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification.

Greenfield Pitts, Chief Financial Officer 212-897-5441

(Name and Title) (Area Code)(Telephone Number)

     (2)  Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates that the net loss for the fiscal year ended March 31, 2008 (“Fiscal 2008”) will be approximately $8.9 million as compared to net income of $3.5 million for the fiscal year ended March 31, 2007 (“Fiscal 2007”), based primarily on a year-over-year net revenue decline of approximately $61.0 million or 21.5% (year-over-year decline of approximately $28.1 million or 11.1%, excluding a $32.9 million one-time promotional sale recognized in Fiscal 2007), an increase in year-over-year cost of sales as a percentage of sales to approximately 90.0% from 87.2%, an increase in year-over-year operating and non-operating expenses of approximately $0.6 million (2.2%), inclusive of a $2.0 million impairment write-down on investments included in Fiscal 2008 non-operating expenses, partially offset by a $2.2 million year-over-year decrease in provision for income taxes, which included $2.7 million of additional tax expense in Fiscal 2008 as a result of making final settlement during Fiscal 2008 with the State of California for its predecessor’s prior years’ franchise tax dispute.

     The description above is included solely to address the disclosure requirements of this Notification of Late Filing on Form 12b-25 Form 12b-25 and is not intended to be a complete discussion or analysis of results of operations for the periods covered. The Form 10-K will contain a more complete discussion and analysis of the Company’s financial position and results of operations.

     This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which include those statements regarding the Company’s preliminary results for Fiscal 2008. Actual results could vary materially and are subject to, among other things, subsequent events and other risks, including, without limitation, the risk factors affecting the Company’s business and financial results set forth in the Company’s other filings with the Securities and Exchange Commission.

                                         Emerson Radio Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	July 1, 2008	By: /s/ Greenfield Pitts Name: Greenfield Pitts Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

———————————ATTENTION———————————

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

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GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter